June 29, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Dominion Resources, Inc. Form RW (Request for Withdrawal), Application-Declaration on Form U-1 File Number 70-10037 filed January 18, 2002

Ladies and Gentlemen:

Dominion Resources, Inc. ("DRI"), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its indirect wholly-owned subsidiary company, Dominion Oklahoma Texas Exploration & Production, Inc. hereby withdraw their pending application in the above-referenced file.

If you have any questions regarding this request for withdrawal, please contact Sharon Burr, counsel to the registrant at (804) 819-2171.

Sincerely,
DOMINION RESOURCES, INC. By: /s/ James F. Stutts James F. Stutts Vice President and General Counsel